Exhibit 45

                AN IMPORTANT MESSAGE FROM AMP INCORPORATED TO THE
                        SHAREHOLDERS OF ALLIEDSIGNAL INC

                               IT'S SEPTEMBER 14TH
                         DO YOU KNOW WHERE YOUR BOARD IS?


 If AlliedSignal has its way, one place your Board of Directors may not be a few months from now is taking good care of your investment in AlliedSignal. For example, did you know that since AlliedSignal announced its attempted hostile takeover of AMP on August 4, 1998:

           AlliedSignal's stock price has plunged from $43.56 to $33.56* -- a decrease of approximately 23%

           AlliedSignal's aggregate market value has dropped by more than $5.6 billion.

 There are some very important things happening with your Board, and you should know exactly what is going on:

           AlliedSignal, in its attempted hostile takeover of AMP, is trying to graft its entire Board of Directors and most of its senior management directly onto AMP's Board.

           Every one of AlliedSignal's 14 directors is seeking to become a director of AMP -- a company in which AlliedSignal currently owns only 100 shares of stock.

           Most of AlliedSignal's executive officers, including Chairman and Chief Executive Officer Lawrence A. Bossidy and Vice Chairman Frederic M. Poses, also are seeking to become directors of AMP.

           If AlliedSignal's 17 directors and executive officers end up on AMP's Board, they would face irreconcilable conflicts of interest -- owing fiduciary duties to you, as an AlliedSignal shareholder, and having equally compelling legal responsibilities to AMP. HAS ALLIEDSIGNAL EVER TOLD YOU ANYTHING ABUT HOW THEY WOULD ADDRESS THESE INEVITABLE AND IRRECONCILABLE CONFLICTS OF INTEREST AND HOW THAT WOULD AFFECT YOU?

           Under current circumstances, AlliedSignal is not in a position to acquire AMP until late 1999, at the earliest. In the meantime, AlliedSignal's directors and executive officers could be charged with the legal responsibility of managing AMP's businesses and its more than 48,000 employees in over 50 countries during that enitre period of time.

 IF YOUR ENTIRE BOARD OF DIRECTORS AND MOST OF YOUR SENIOR MANAGEMENT, INCLUDING MR. BOSSIDY, END UP TRYING TO RUN AMP -- WHO WILL BE TAKING CARE OF YOUR INVESTMENT AT ALLIEDSIGNAL?

                                                         September 14, 1998

                                 IMPORTANT

    IF YOU HAVE ANY QUESTIONS OR NEED FURTHER INFORMATION, PLEASE CALL:

                                 INNISFREE
                             M&A INCORPORATED


 CALL TOLL FREE: (888) 750-5834 o BANKS AND BROKERS CALL COLLECT: (212) 750-5833



 AMP and certain other persons named below may be deemed to be participants in the solicitation of revocations of consents in response to AlliedSignal's consent solicitation. The participants in this solicitation may include the directors of AMP (Ralph D. DeNunzio, Barbara H. Franklin, Joseph M. Hixon III, William J. Hudson, Jr., Joseph M. Magliochetti, Harold
 A. McInnes, Jerome J. Meyer, John C. Morley, Robert Ripp, Paul G. Schloemer and Takeo Shiina); the following executive officers of AMP: Robert Ripp (Chairman and Chief Executive Officer), William J. Hudson (Vice Chairman), James E. Marley (former Chairman), William S. Urkiel (Corporate Vice President and Chief Financial Officer), Herbert M. Cole (Senior Vice President for Operations), Juergen W. Gromer (Senior Vice President, Global Industry Businesses), Richard P. Clark (Divisional Vice President, Global Wireless Products Group), Thomas DiClemente (Corporate Vice President and President, Europe, Middle East, Africa), Rudolf Gassner (Corporate Vice President and President, Global Personal Computer Division), Charles W. Goonrey (Corporate Vice President and General Legal Counsel), John E. Gurski (Corporate Vice President and President, Global Value-Added Operations and President, Global Operations Division), David F. Henschel (Corporate Secretary), John H. Kegel (Corporate Vice President, Asia/Pacific), Mark E. Lang (Corporate Controller), Philippe Lemaitre (Corporate Vice President and Chief Technology Officer), Joseph C. Overbaugh (Corporate Treasurer), Nazario Proietto (Corporate Vice President and President, Global Consumer, Industrial and Power Technology Division); and the following other members of management and employees of AMP: Richard Skaare (Director, Corporate Communication), Douglas Wilburne (Director, Investor Relations), Mary Rakoczy (Manager, Shareholder Services), Dorothy
 J. Hiller (Assistant Manager, Shareholder Services) and Melissa E. Witsil (Communications Assistant). As of the date of this communication, none of the foregoing participants individually beneficially own in excess of 1% of AMP's common stock or in the aggregate in excess of 2% of AMP's common stock.

 AMP has retained Credit Suisse First Boston Corporation ("CSFB") and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to act as its financial advisors in connection with the AlliedSignal Offer, for which CSFB and DLJ will receive customary fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, AMP has agreed to indemnify CSFB, DLJ and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of their engagement. CSFB and DLJ are investment banking firms that provide a full range of financial services for institutional and individual clients. Neither CSFB nor DLJ admits that it or any of its directors, officers or employees is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation, or that Schedule 14A requires the disclosure of certain information concerning either CSFB or DLJ. In connection with CSFB's role as financial advisor to AMP, CSFB and the following investment banking employees of CSFB may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of AMP: Alan Howard, Steven Koch, Scott Lindsay, and Lawrence Hamdan. In connection with DLJ's role as financial advisor to AMP, DLJ and the following investment banking employees of DLJ may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of AMP: Douglas V. Brown and Herald L. Ritch. In the normal course of its business, each of CSFB and DLJ regularly buys and sells securities issued by AMP for its own account and for the accounts of its customers, which transactions may result in CSFB, DLJ or the associates of either of them having a net "long" or net "short" position in AMP securities, or option contracts or other derivatives in or relating to such securities. As of September 1, 1998, DLJ held no shares of AMP common stock for its own account and CSFB had a net long position of 118,566 shares of AMP common stock.

 * AlliedSignal's closing price as reported on the New York Stock Exchange on September 11, 1998.